Filed by Unocal Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: Pure Resources, Inc.
                                                   Commission File No. 001-15899

The following slides were presented during Unocal's Q3 2002 Earnings Conference Call on Thursday, October 24, 2002:


                                     UNOCAL
                                ADJUSTED EARNINGS
               --------------------------------------------------


                                         $ MILLION         $ PER SHARE
                                         ---------         -----------
Third Quarter 2002                         126               .52
Second Quarter 2002                        134               .55
Decrease                                     8               .03
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Factors:
Lower non E&P results                      (16)              (.07)

Lower N. American gas prices                (9)              (.04)
  $2.74 vs. $2.97

Lower production volumes                    (7)              (.03)
  466 MBOE/D vs. 486 MBOE/D

Lower effective International
  Income tax rate                           15.06

Higher Worldwide oil/liquids prices         12.05
  $24.19 vs. $22.63

Other                                       (1)                --

                                   UNOCAL E&P
                                LOWER 48 RESULTS
                               3Q 2002 vs. 2Q 2002
               --------------------------------------------------
                                                        $ MILLION
                                                        ---------
Lower earnings                                              19
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Lower natural gas prices                      (6)
  $2.97 vs. $3.12

Lower production volumes                                    (6)

Higher dry hole expense                                     (8)

Pure Put & transaction costs                                (8)

Lower operating/exploration/D & D costs                      8
Higher oil & liquids prices                    4
  $24.74 vs. $23.47

Other factors                                               (3)

                                   UNOCAL E&P
                                 ALASKA RESULTS
                               3Q 2002 VS. 2Q 2002
               --------------------------------------------------
                                                       $ MILLION
                                                       ---------
Higher results                                             15
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Timing of impairment in 2Q                                 12

Higher oil & liquids prices                     2
  $22.17 vs. $20.86

Lower operating expense                                     2

Higher Dry Holes                                           (1)

                                   UNOCAL E&P
                                 CANADA RESULTS
                               3Q 2002 VS. 2Q 2002

                                                       $ MILLION
                                                       ---------
Higher results                                             1
---------------------------------------------------------------------------
---------------------------------------------------------------------------

Lower Dry Holes & Operating Expense                        3

Higher oil & liquids prices                  1
  $22.70 vs. $21.92

Lower natural gas prices                    (3)
  $2.08 vs. $3.03

                                   UNOCAL E&P
                              INTERNATIONAL RESULTS
                               3Q 2002 VS. 2Q 2002

                                                       $ MILLION
                                                       ---------
Higher earnings                                            11
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Lower effective income tax rate              15
  37% vs. 43%

Higher liquids prices                         5
  $24.80 vs. $22.84

Higher natural gas prices                     2
  $2.69 vs. $2.64

Timing of liftings                                          5

Higher dry hole expense                                    (5)

Higher operating expense                                   (5)

Higher Thailand D&D                                        (5)

                                     UNOCAL
                            NON E&P BUSINESS RESULTS
                               2Q 2002 VS. 1Q 2002
               --------------------------------------------------

                                                $ MILLION
                                                 ---------
Lower earnings                                        17
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Geothermal & power                                    (9)
  Lower generation & Foreign Exchange

Midstream                                             (6)
  Timing of pipeline accruals

Lower oil & gas marketing margins                     (2)